

February 23, 2009

Mr. Barry Quiroz
Acting Principal Accounting Officer
Mexoro Minerals Ltd.
C. General Retana #706
Col. San Felipe, C.P.
Chihuahua, Chih. Mexico 31203

> **Re: Mexoro Minerals Ltd.**
> **Form 10-KSB for the Fiscal Year Ended February 29, 2008**
> **Filed June 13, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2008**
> **Filed January 20, 2009**
> **File No. 000-23561**

Dear Mr. Quiroz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

General

1.   We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

Management's Discussion and Analysis or Plan of Operation

Expenses

2.   We note your disclosure under this heading, which states "Impairment of mineral property costs in 2008 increased to $580,000 compared to $259,000 for 2007." Please expand your disclosure here and within the appropriate footnote to provide a description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment and the method or methods for determining fair value (whether based on a quoted market price, prices for similar assts, or another valuation technique), as contemplated by paragraph 26 of FAS 144. In addition, please clarify for us, in detail, whether this $580,000 impairment equates to the line item in your Consolidated Statements of Cash Flows titled 'Acquisition of mineral property costs for stock.'

Report of Independent Registered Public Accounting Firm

3.   We note your independent auditor references other auditors. Please note that if you have more than one independent accountant, a principal auditor must take responsibility for the financial statements for each year presented. That principal auditor may refer to other auditors whose reports and audits were relied upon, in which case the audit reports of the other auditors must be presented in the filing. Please include the required audit opinions for each of the fiscal years presented within the filing or explain why you believe you have complied with Article 2-05 of Regulation S-X.

Consolidated Statements of Operations and Comprehensive Income (Loss)

4.   We note you present stock-based compensation as a separate component of operating expenses. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F for further guidance.

5.   Please tell us and consider expanding your MD&A disclosure to explain the reason for the decrease in interest expense from $2,293,904 during 2007 to $57,633 during 2008.

Significant Accounting Policies

(m) Asset retirement obligations

6.	We note your statement that "Although the Company has begun exploration, a reasonable estimate cannot be made at this time; therefore, no liability has been recorded." Please expand this disclosure to explain the facts and the reasons why the fair value of your asset retirement obligation cannot be reasonably estimated, as contemplated by paragraph 22 of FAS 143.

Note 6. Promissory Notes

7.	Please expand your disclosure to explain what 'CHF' stands for in the following statement: "The notes consist of one warrant for each CHF 5.00 of notes issued, exercisable at $1.00 each (note 11)." Additionally, please explain why you have issued promissory notes with terms that include CHF.

Disclosure Controls and Procedures

8.	Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures. Refer to Item 307 of Regulation S-K. This comment also applies to your Form 10-Q for the fiscal quarter ended November 30, 2008.

9.	Please divide your disclosure under this heading into three separate topics as follows:

- disclosure regarding disclosure controls and procedures (Item 307 of Regulation S-K);

- disclosure of management's annual report on internal control over financial reporting (Item 308T(a) of Regulation S-K); and,

- disclosure of changes in internal control over financial reporting (Item 308T(b) of Regulation S-K). Please note we do not believe qualifying language such as "no other changes" complies with Item 308T(b) of Regulation S-K.

	In responding to the following comments, please provide us with a draft of your proposed amended disclosure for the entire section under this heading.

10.   With regard to your management's annual report on internal control over financial
        reporting, please expand your disclosure to include the following:

- a statement of management's responsibility for establishing and
  maintaining adequate internal control over financial reporting in
  accordance with Item 308T(a)(1) of Regulation S-K;

- a statement identifying the framework used by management to evaluate
  the effectiveness of the internal controls over financial reporting as
  required by Rule 13a–15(c) of the Exchange Act; and,

- management's assessment of the effectiveness of internal control over
  financial reporting as of February 29, 2008, including a statement as to
  whether or not internal control over financial reporting is effective,
  pursuant to 308T(a)(3) of Regulation S-K.

        To the extent you identify material weaknesses in your assessment of internal
        controls over financial reporting as of the year-ended February 29, 2008, please
        expand your disclosure to fully elaborate on the nature of the material
        weaknesses, the facts and circumstances under which they exist, and
        management's specific plans for remediation as well as a timetable for
        remediation. Refer to Item 308T(a)(3) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Consolidated Balance Sheets, page 3

11.   Please address in your MD&A the reason for the increase in Accounts payable
        and accrued liabilities from $655,677 in 2007 to $2,686,271 in 2008.

Note 7. Convertible Debentures, page 14

12.   Please expand your disclosure under this heading to identify the value assigned to
        the detachable warrants and the beneficial conversion feature, as applicable.
        Further, please reconcile for us the total value of the convertible notes issued,
        totaling $1,370,000, to the amount shown on the consolidated balance sheet of
        $1,145,860.

Note 11. Stock Compensation Program, page 17

13.   Please clarify why there is no intrinsic value associated with the outstanding and exercisable options at November 30, 2008 within the summary of option activity table on page 18.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

14.   Please update the information and associated footnotes presented in the table on page 24. This comment also applies to your Form 10-Q for the fiscal quarter ended November 30, 2008.

Summary, page 24

15.   Please expand your disclosure to explain what you mean by the following: "We contemplated putting the Cieneguita property into production during 2008 but recent positive exploration results from our drilling programs have changed that plan." This comment also applies to your Form 10-Q for the fiscal quarter ended November 30, 2008.

Controls and Procedures

16.   Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer's management, including its principal executive and financial officers. Please modify your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement.

Exhibit 31.1

17.   We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification.

Engineering Comments

Select intersections from historic drilling at the Cieneguita Property Mineral Deposits
Guazapares

18.   We note you have disclosed sample ranges varying from 1.5 to 3.6 g/t Au or used
        similar phrasing at several locations in your filing. When reporting the results of
        sampling and chemical analyses, please modify your disclosure to address each of
        the following regarding mineralization of existing or potential economic
        significance on your property:

- Disclose only weighed-average sample analyses associated with a
  measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample
  is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.
  Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated
  based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

        Please modify your disclosures to comply with this guidance.

San Francisco Este Target

19.   We note your disclosure of a gold equivalent grade in this section. Please
        disclose the other associated commodities or products, the method you used to
        calculate this equivalent value and the associated parameters used in the
        calculation. This may include your assumed metal prices and metallurgical
        recoveries.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch
Chief, at (202) 551-3683 if you have questions regarding comments on the financial
statements and related matters. You may contact George K. Schuler, Mining Engineer, at

(202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director